Filed by NextGen Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Xos, Inc.

Commission File No. 001-39598

EXCLUSIVE: Xos CEO Talks Flex Manufacturing, Customer Reach, Vehicle Deliveries On 'SPACs Attack'

Benzinga | July 14, 2021

Xos is set to go public via special purpose acquisition company NextGen Acquisition Corp (NASDAQ: NGAC) in a deal that values the combined company at $2 billion.

Xos co-founder and CEO Dakota Semler appeared on Benzinga's YouTube show "SPACs Attack" for an exclusive interview Wednesday.

The What & The Why: Xos is a manufacturer of medium- and heavy-duty commercial electric vehicles, Semler told Benzinga.

He said he recognized the opportunity to launch Xos after experiencing the challenges of operating a diesel fleet firsthand as a fleet operator, he said.

The ever-changing emissions regulations and the increasing price of fuel were just a few of the headwinds challenging diesel fleet operation, he said.

Xos builds its own battery systems, which control and power its own vehicles on the company's own chassis, Semler said.

The company already has trucks on the road, he said, adding Xos is at the stage where it's putting capital to work in order to scale manufacturing and meet customer demand.

Customer Reach: The company aims to distribute its products across a "wide array of different customers," the Xos CEO said.

Xos has worked with United Parcel Service Inc (NYSE: UPS) for multiple years, he said.

The company works with a number of other parcel delivery fleets and independent service providers, Semler said. Xos designed a platform for its vehicles that allows it to sell to a variety of different customers with multiple use cases, he added.

"We are bringing customers in daily."

Deliveries: Xos plans to deliver 116 vehicles in 2021 and about 2,000 vehicles in 2022, Semler told Benzinga.

In 2023, the company plans to build around 8,000 vehicles, he said, adding Xos already has approximately 4,000 optional orders for 2023, which he said will be dependent upon the vehicle's performance criteria, efficiency, range and serviceability.

See the full interview here: [VIDEO]

Flex Manufacturing: Xos deploys a flex manufacturing strategy that allows for rapid scale and flexibility.

The company went the flex route over a traditional automotive plant because of speed, the Xos CEO said.

Using flex manufacturing allows Xos to move some of the complicated processes to sub-suppliers, he said, allowing Xos' flex facilities to remain focused on final assembly.

Xos plans to build a separate battery manufacturing line next to its existing factory in Tennessee so that as vehicles reach final assembly, the company can "take the batteries from that building next door, drop them directly onto the vehicle and it drives out of there under its own power."

SPAC Notes: Last-mile delivery vehicle demand is accelerating as more and more people order things online, the Xos CEO said.

Going public via the SPAC route allowed the company to ramp up its manufacturing capabilities to meet the demand curve, Semler said.

Furthermore, the team at NextGen Acquisition Corp had experience and knowledge on how to scale a manufacturing business, particularly in the trucking sector, he said.

Pending shareholder approval, the company will be listed on Nasdaq and trade under the ticker symbol "XOS."

NGAC Price Action: NextGen shares were up 0.2% at $9.95 at the close Wednesday.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between Xos, Inc. (“Xos”) and NextGen Acquisition Corporation (“NextGen”). This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen filed a registration statement on Form S-4 with the SEC on May 14, 2021, as amended by Amendment No. 1 to the registration statement filed on Form S-4 with the SEC on June 25, 2021, which includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all NextGen shareholders. NextGen also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/investor-info.html#filings or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Participants in the Solicitation

NextGen and Xos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus. You may obtain a free copy of this document as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Xos and NextGen. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen’s initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Xos’ business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Xos and potential difficulties in Xos employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Xos or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Xos operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Xos’ business, Xos’ inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive electric vehicle industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-248921), the registration statement on Form S-4 discussed above, the proxy statement/prospectus included therein and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Xos and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Xos nor NextGen gives any assurance that either Xos or NextGen, or the combined company, will achieve its expectations.